UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Houston Exploration Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

442120101

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6 , 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

SCHEDULE 13D

CUSIP No 442120101

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSONWITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of The Houston Exploration Company, a Delaware corporation (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of June 18, 2007 and amends and supplements the Schedule 13D filed on July 25, 2006 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”), Sandell Asset Management Corp., a Cayman Islands company (“SAMC”), Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”), Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings” and, collectively with Castlerigg Master Investments and Castlerigg International, the “Fund”), and Thomas E. Sandell, a citizen of Sweden (“Sandell”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons do not own any shares of Common Stock.

Item 4. Purpose of Transaction

Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 7, 2007 (the “Merger Agreement”), by and among Forest Oil Corporation (“Forest”), MJCO Corporation, a wholly owned subsidiary of Forest, and the Issuer, the shares of Common Stock owned by Castlerigg Master Investments were converted on June 6, 2007, the effective date of the Merger Agreement, into the right to receive total consideration per share equal to 0.84 shares of Forest common stock and $26.25 in cash, representing a $60.02 per share of consideration for the Issuer’s shareholders based on the average closing price of Forest’s shares during the ten-day valuation period specified in the Merger Agreement. As a result of the merger, Castlerigg Master Investments received 1,324,620 shares of Forest common stock and $31,124,986.91.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons do not own any shares of Common Stock.

(b). Not applicable.

(c). See Item 4.

(d). N/A

(e). The Reporting Persons ceased to be the owners of 5% of the Common Stock on June 6, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 19, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., as investment manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., as investment manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., as investment manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell